WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E
March 29, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,318,080

Western Wind Energy Corporation ("Western Wind") is pleased to announce that it has entered into an investor relations agreement with Ascenta Capital Partners Inc. ("Ascenta"). In consideration of Ascenta providing investor relations services to Western Wind, Western Wind will pay to Ascenta a monthly fee of $5,500 and reimburse Ascenta for certain out of pocket expenditures incurred on behalf of Western Wind. The investor relations services include: assisting in the development and implementation of an investor relations program for Western Wind; analyzing Western Wind, its industry and peers, to identify audiences, channels and communication strategy; and communicating with retail broker contacts to enhance recognition, increase awareness and interest in Western Wind. In addition, Western Wind has agreed to grant 250,000 options to Ascenta, exercisable at a price of $1.10 per share in accordance with the Company's stock option plan. The option expires 5 years from the date of grant and the options vest 25% on the date of grant and 25% on the 6th, 12 and 18th month following the date of grant. The term of the agreement is for one (1) year. The agreement is subject to regulatory approval.

Ascenta was incorporated in British Columbia and has been in business since 1999. Ascenta is a team of four principals and 11 staff, providing corporate communications and investor relations services. The principals of Ascenta are Jason Cubitt, Marshall Farris, Jim Glass and Mark Hunter. Ascenta is located at Suite 1610-1066 West Hastings Street, Vancouver, BC.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind"

PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.